Exhibit 99.12

PRESS RELEASE

Suriname: TotalEnergies Expands its Presence
with a New Offshore Exploration License

Paris, December 15, 2023 – TotalEnergies and its partners QatarEnergy and Petronas have signed a production sharing contract for Block 64 with Staatsolie Maatschappij Suriname (Staatsolie), the State-owned oil company of Suriname.

Block 64 was awarded to TotalEnergies and its partners in the Bid Round 2022-2023 organized by the authorities of Suriname. TotalEnergies will operate the block with a 40% interest, alongside QatarEnergy (30%) and Petronas (30%).

Block 64 is a large 6,262 km2 block located about 250 km from shore.

“TotalEnergies is delighted to expand further its presence in offshore Suriname, together with two strategic partners. This new block fits well with our strategy to focus our exploration activity in exploring for material low cost and low emission resources in core areas for the Company”, said Kevin McLachlan, Senior Vice President Exploration of TotalEnergies.

In Suriname, TotalEnergies operates Block 58 (50%) where five discoveries have been made and where development studies are in progress, with the objective of sanctioning a 200,000 b/d oil project by end 2024. In May 2023, TotalEnergies entered exploration blocks 6 and 8 as operator (40%) alongside QatarEnergy (20%) and Paradise Oil Company (POC), a subsidiary of the national company Staatsolie (40%).

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, more sustainable, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Corporate Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).